July 29, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Uwem Bassey
Larry Spirgel
Anastasia Kaluzienski
Robert Littlepage
Re: Figma, Inc.
Registration Statement on Form S-1, as amended
File No. 333-288451
Acceleration Request
Requested Date: July 30, 2025
Requested Time: 4:00 P.M. Eastern Time
To the addressees set forth above:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters, hereby join in the request of Figma, Inc. (the “Company”) for acceleration of the effective time of the above-referenced registration statement (the “Registration Statement”), requesting effectiveness as of 4:00 P.M., Eastern Time, on July 30, 2025, or at such later time as the Company or its outside counsel, Fenwick & West LLP, may request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.
Pursuant to Rule 460 under the Securities Act, we, as representatives of the several underwriters, wish to advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.
We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
[Signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC
GOLDMAN SACHS & CO. LLC
ALLEN & COMPANY LLC

As representatives of the several underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Rizvan Dhalla
Name:	Rizvan Dhalla
Title:	Managing Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Charlie Black
Name:	Charlie Black
Title:	Managing Director

ALLEN & COMPANY LLC

By:	/s/ Peter DiIorio
Name:	Peter DiIorio
Title:	General Counsel
[Signature Page to Underwriters’ Acceleration Request]